UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2019

Oaktree Capital Group, LLC

(Exact name of registrant as specified in its charter)

Delaware	001-35500	26-0174894
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor, Los Angeles, California	90071
(Address of principal executive offices)	(Zip Code)

(213) 830-6300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On March 13, 2019, Oaktree Capital Group, LLC (“Oaktree”) and Brookfield Asset Management Inc. (“Brookfield”) issued a joint press release announcing their entry into a definitive merger agreement pursuant to which Brookfield will acquire approximately 62% of the Oaktree business in a stock and cash transaction. Following the transaction, the remaining approximately 38% of the business will continue to be owned by Oaktree Capital Group Holdings, L.P., whose unitholders consist primarily of Oaktree’s founders and certain other members of management and employees. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On March 13, 2019, Oaktree distributed the communications attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, which are incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Current Report is being made in respect of the proposed merger transaction between Oaktree and Brookfield. In connection with the proposed merger, Brookfield will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transaction. A definitive consent solicitation statement/prospectus will also be sent to Oaktree’s unitholders. This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to linda.northwood@brookfield.com.

Oaktree and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Oaktree unitholders in respect of the transaction described in the consent solicitation statement/prospectus. Information regarding Oaktree’s directors and executive officers is contained in Oaktree’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Current Report contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which reflect the current views of Oaktree with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on Oaktree’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to Oaktree’s operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this Current Report, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; the ability to obtain approval by Oaktree’s unitholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Brookfield’s or Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Oaktree’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of Oaktree’s or Brookfield’s investments; the pace of

Oaktree’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and Class A units; changes in Oaktree’s operating or other expenses; the degree to which Oaktree or Brookfield encounters competition; and general political, economic and market conditions.

Any forward-looking statements and information speak only as of the date of this Current Report or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the caption “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2017, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Exhibit 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

99.1	Joint Press Release, dated March 13, 2019.

99.2	Employee Memo, dated March 13, 2019.

99.3	Client Memo, dated March 13, 2019.

99.4	Employee Video Transcript, dated March 13, 2019.

99.5	Employee FAQ, dated March 13, 2019.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release, dated March 13, 2019.

99.2	Employee Memo, dated March 13, 2019.

99.3	Client Memo, dated March 13, 2019.

99.4	Employee Video Transcript, dated March 13, 2019.

99.5	Employee FAQ, dated March 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oaktree Capital Group, LLC

Date: March 13, 2019	By:	/s/ Howard Marks
Name: Howard Marks
Title: Co-Chairman

	By:	/s/ Bruce Karsh
Name: Bruce Karsh
Title: Co-Chairman and Chief Investment Officer